

ONE LIBERTY PROPERTIES, INC.



2002 ANNUAL REPORT



The 2002 fiscal year was a year of growth for our company and we are extremely pleased with the expansion of our real estate portfolio (including the expansion of our megaplex movie theater portfolio through our two joint ventures) and the increase in our net income and funds from operations year over year. The impetus for our growth was the completion on May 30, 2002 of a public offering of 2.5 million shares of our common stock.

To Our Stockholders



The $35,121,000 of net proceeds raised by us in the offering, combined with our positive operating results and the funds available under our credit line provided us with the financial capability to increase our real estate portfolio (net of accumulated depreciation) to $140,437,000 at the end of 2002 from $118,564,000 at the end of 2001 and our investment in unconsolidated joint ventures to $23,453,000 at the end of 2002 from $6,345,000 at the end of 2001. In 2002 we purchased three properties for a total consideration of $25,880,000 and our movie theater joint ventures purchased eight theater properties for a total consideration of approximately $85,000,000, of which our contribution was $21,045,000. Clearly 2002 was a very busy and a productive year. Let us look at some of the highlights of 2002:

- Our revenues increased to $15,705,000, a 3.1% increase over 2001, our earnings in equity of unconsolidated ventures increased to $1,078,000, a 1199% increase over 2001, and our net income applicable to common stockholders increased to $4,843,000, a 26.5% increase over 2001. Our net income per share decreased to $1.04, or 17.5%, from $1.26 per share in 2001 due to the dilution resulting from the issuance of 2.5 million shares of common stock in our public offering compounded by the fact that most of our acquisitions utilizing the public offering proceeds, (including our joint ventures) were not completed until the latter part of 2002.

- Funds from operations applicable to common stockholders, increased 23.1% year over year to $7,757,000 from $6,303,000. For the same reasons that there was a decrease in per share net income year versus year (dilution resulting from the issuance of 2.5 million shares of common stock in a public offering and completion of acquisitions in the latter part of the year) there was a 19.7% decrease in per share funds from operations applicable to common stockholders to $1.67 per share from $2.08 per share. Funds from operations applicable to common stockholders is derived by adding to net income depreciation of properties and our share of depreciation in unconsolidated joint ventures and deducting loss (gain) on sale of real estate and cash distributions paid to our preferred stockholders. This calculation can be found on page 19.



To Our Stockholders
(CONTINUED)

- We acquired three properties between September 2002 and December 2002, and our joint ventures acquired nine properties (including eight megaplex stadium-style theater properties at various times between April 2002 and December 2002, four of which were acquired in the latter part of December 2002). If the national economy and the local economy in the areas in which we own properties remain stable, the ownership of the twelve properties acquired in 2002 for a full year and the anticipated acquisition of additional properties in 2003 should have a positive effect on our net income, net income per share, funds from operations applicable to common stockholders and funds from operations per share.
- In 2002 our cash distributions paid to common shareholders increased by 10% to $1.32 per share on an annual basis ($.33 per share per quarter) from $1.20 per share ($.30 per share per quarter). In 2002, we paid total cash distributions to our common shareholders of $6,570,000 and to our preferred shareholders of $1,037,000.
- We are always seeking opportunities to upgrade our property portfolio. In 2002, we disposed of three small properties containing a total of 9,187 square feet of space at a net loss of $29,000. We currently own thirty-four properties and participate in four joint ventures which own a total of eleven properties. Our properties, located in sixteen states have approximately 3.37 million square feet of rentable space (including properties owned by our joint ventures) and for the 2002 year had an occupancy rate of over 99%.

In March 2003, we successfully concluded a new $30 million revolving credit facility with Valley National Bank, Merchants Bank Division and Bank Leumi, USA. This facility, coupled with funds which will become available from mortgage financings (including funds which will be distributed to us from financings completed by our joint ventures) and funds generated from operations will provide funds for us to continue our acquisition activities.

The year 2002 was a very positive and productive year for us. We expect to build on our accomplishments of 2002 and continue to enhance our portfolio of properties.

In conclusion we would like to thank our directors, officers and employees for their devotion and dedication and we would like to express our appreciation to our stockholders and our joint venture partners for the confidence that they have shown in us.

Sincerely yours,

Fredric H. Gould
Chairman of the Board

Jeffrey Fishman
President and Chief Executive Officer

April 11, 2003

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated March 26, 2003, as filed with the Securities and Exchange Commission on March 27, 2003, and other documents filed by the company with the Securities and Exchange Commission.

ONE LIBERTY PROPERTIES, INC. is a self-administered and self-managed real estate investment trust incorporated under the laws of Maryland on December 27, 1982. The primary business of the Company is to acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theaters and other properties under long term leases. Substantially all of our leases are "net leases", under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs.



ONE LIBERTY PROPERTIES, INC.

We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. Our analysis focuses primarily on the intrinsic value of a property, determined primarily by its location and by local demographics. We also evaluate a tenants financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve better returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease. Consequently, we believe that the weighting of these factors in our analysis enables us to achieve attractive current returns with potential growth through contractual rent increases and property appreciation.

The common stock and the preferred stock of One Liberty trade on the American Stock Exchange, under the symbols OLP and OLP Pr, respectively. As of December 31, 2002, there were 5,625,547 common shares outstanding in the hands of approximately 1,400 shareholders and 648,058 preferred shares outstanding in the hands of approximately 925 shareholders.

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,	
	2002	2001
Revenues	$ 15,705	$ 15,237
Expenses	10,892	10,566
Earnings before equity in earnings of unconsolidated joint ventures and (loss) gain on sale	4,813	4,671
Equity in earnings of unconsolidated joint ventures	1,078	83
Income before (loss) gain on sale	$ 5,891	$ 4,754
Net income	$ 5,880	$ 4,866
Dividends on preferred stock	1,037	1,037
Net income applicable to common stockholders	$ 4,843	$ 3,829
Net income per common share-diluted	$ 1.04	$ 1.26
Weighted average number of common shares-diluted	4,644	3,036

	December 31,	
	2002	2001
Total assets	$ 179,609	$ 132,939
Real estate investments, net	140,437	118,564
Investment in unconsolidated joint ventures	23,453	6,345
Mortgages payable	77,367	76,587
Line of credit	10,000	-
Total liabilities	90,915	78,591
Stockholders' equity	88,694	54,348



REAL ESTATE INVESTMENTS, NET
(INCLUDES UNCONSOLIDATED JOINT VENTURES)
DOLLARS IN MILLIONS
$180
160
140
120
100
80
60
40
20
0
121.6
124.9
163.9
2000
2001
2002



FUNDS FROM OPERATIONS
APPLICABLE TO COMMON
DOLLARS IN MILLIONS
$9
8
7
6
5
4
3
2
1
0
5.3
6.3
7.8
2000
2001
2002



CASH FLOWS FROM OPERATING ACTIVITIES
DOLLARS IN MILLIONS
$9
8
7
6
5
4
3
2
1
0
5.8
6.8
8.3
2000
2001
2002



Consolidated Balance Sheets

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2002	2001
ASSETS		
Real estate investments, at cost (Notes 3, 4, and 6)		
Land	$ 30,847	$ 25,939
Buildings and improvements	120,447	101,288
	151,294	127,227
Less accumulated depreciation	10,857	8,663
	140,437	118,564
Investment in unconsolidated joint ventures (Note 5)	23,453	6,345
Mortgages receivable (including $6,260 from an affiliated joint venture)	6,516	-
Cash and cash equivalents	2,624	2,285
Unbilled rent receivable (Note 3)	3,207	2,442
Rent, interest, deposits and other receivables	1,471	1,157
Notes receivable - officer (Note 9)	166	167
Investment in BRT Realty Trust (related party) (Note 2)	398	361
Deferred financing costs	1,072	1,247
Other (including available-for-sale securities of $94 and $249) (Note 2)	265	371
	$ 179,609	$ 132,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages payable (Note 6)	$ 77,367	$ 76,587
Line of credit (Note 6)	10,000	-
Dividends payable	2,116	1,177
Accrued expenses and other liabilities	1,432	827
Total liabilities	90,915	78,591
Commitments and contingencies (Note 12)	-	-
Stockholders' equity (Notes 7, 8, 10 and 11):		
Redeemable Convertible Preferred Stock, $1 par value; $1.60 cumulative annual dividend; 2,300 shares authorized; 648 shares issued; liquidation and redemption values of $16.50	10,693	10,693
Common Stock, $1 par value; 25,000 shares authorized; 5,626 and 3,058 shares issued and outstanding	5,626	3,058
Paid-in capital	65,646	32,192
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	312	261
Accumulated undistributed net income	6,417	8,144
Total stockholders' equity	88,694	54,348
	$ 179,609	$ 132,939

SEE ACCOMPANYING NOTES

Consolidated Statements of Income

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Rental income (Note 3)	$ 14,879	$ 15,053	$ 12,333
Interest and other income			
(including $231 in 2002 from an affiliated joint venture)	826	184	336
	15,705	15,237	12,669
Expenses:			
Depreciation and amortization	2,876	2,900	2,356
Interest - mortgages payable (Note 6)	5,964	5,810	4,261
Interest - line of credit (Note 6)	54	250	340
Leasehold rent	24	289	289
General and administrative (Note 9)	1,675	1,136	1,089
Public offering expenses (Notes 8 and 9)	125	-	-
Real estate expenses	174	181	67
Provision for valuation adjustment of real estate (Note 4)	-	-	125
	10,892	10,566	8,527
Earnings before equity in earnings of unconsolidated			
joint ventures and (loss) gain on sale	4,813	4,671	4,142
Equity in earnings of unconsolidated joint ventures	1,078	83	-
(Loss) gain on sale of real estate (Note 3)	(29)	126	3,802
Gain (loss) on sale of available-for-sale securities	18	(14)	(12)
Net income	$ 5,880	$ 4,866	$ 7,932
Calculation of net income applicable to common stockholders:			
Net income	$ 5,880	$ 4,866	$ 7,932
Less dividends on preferred stock	1,037	1,037	1,044
Net income applicable to common stockholders	$ 4,843	$ 3,829	$ 6,888
Weighted average number of common shares outstanding:			
Basic	4,614	3,019	2,993
Diluted	4,644	3,036	3,528
Net income per common share (Notes 2 and 10):			
Basic	$ 1.05	$ 1.27	$ 2.30
Diluted	$ 1.04	$ 1.26	$ 2.25
Cash distributions per share:			
Common Stock	$ 1.32	$ 1.20	$ 1.20
Preferred Stock	$ 1.60	$ 1.60	$ 1.60

SEE ACCOMPANYING NOTES



Consolidated Statements of Stockholders' Equity

FOR THE THREE YEARS ENDED DECEMBER 31, 2002
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Undistributed Net Income	Total
Balances, December 31, 1999	$10,802	$ 2,980	$ 31,338	$ 33	$ 4,649	$ 49,802
Distributions - Common Stock						
($1.20 per share)	-	-	-	-	(3,590)	(3,590)
Distributions - Preferred Stock						
($1.60 per share)	-	-	-	-	(1,044)	(1,044)
Preferred Stock (Note 7)	(109)	-	18	-	-	(91)
Shares issued through dividend reinvestment plan	-	30	294	-	-	324
Net income	-	-	-	-	7,932	7,932
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	43	-	43
Comprehensive income						7,975
Balances, December 31, 2000	10,693	3,010	31,650	76	7,947	53,376
Distributions - Common Stock						
($1.20 per share)	-	-	-	-	(3,632)	(3,632)
Distributions - Preferred Stock						
($1.60 per share)	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	33	368	-	-	401
Shares issued through dividend reinvestment plan	-	15	174	-	-	189
Net income	-	-	-	-	4,866	4,866
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	185	-	185
Comprehensive income						5,051
Balances, December 31, 2001	10,693	3,058	32,192	261	8,144	54,348
Distributions - Common Stock						
($1.32 per share)	-	-	-	-	(6,570)	(6,570)
Distributions - Preferred Stock						
($1.60 per share)	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	48	562	-	-	610
Shares issued through public offering	-	2,500	32,621	-	-	35,121
Shares issued through dividend reinvestment plan	-	20	271	-	-	291
Net income	-	-	-	-	5,880	5,880
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	51	-	51
Comprehensive income						5,931
Balances, December 31, 2002	$10,693	$ 5,626	$ 65,646	$ 312	$ 6,417	$ 88,694

SEE ACCOMPANYING NOTES

Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 5,880	$ 4,866	$ 7,932
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale of real estate	29	(126)	(3,802)
(Gain) loss on sale of available-for-sale securities	(18)	14	12
Increase in rental income from straight-lining of rent	(765)	(827)	(669)
Equity in earnings of unconsolidated joint ventures	(1,078)	(83)	-
Distributions from unconsolidated joint ventures	1,177	65	-
Payments to minority interest by subsidiary	(16)	(23)	(32)
Provision for valuation adjustment	-	-	125
Depreciation and amortization	2,876	2,900	2,356
Changes in assets and liabilities:			
Increase in rent, interest, deposits and other receivables	(362)	(153)	(422)
Increase in accrued expenses and other liabilities	621	131	340
Net cash provided by operating activities	8,344	6,764	5,840
Cash flows from investing activities:			
Additions to real estate	(25,880)	(152)	(51,994)
Net proceeds from sale of real estate	281	749	12,514
Investment in unconsolidated joint ventures, net	(19,538)	(6,327)	-
Sale of portion of interest in unconsolidated joint venture	3,150	-	-
Investment in mortgages receivable - affiliated joint venture	(6,340)	-	-
Collection of mortgages receivable (including $80 from affiliated joint venture)	84	-	-
Net proceeds from sale of available-for-sale securities	344	201	156
Purchase of available-for-sale securities	(157)	(173)	-
Net cash used in investing activities	(48,056)	(5,702)	(39,324)
Cash flows from financing activities:			
Proceeds (repayments) from bank line of credit, net	10,000	(10,000)	10,000
Proceeds from mortgages payable	3,350	13,600	20,162
Payment of financing costs	(84)	(408)	(666)
Repayment of mortgages payable	(2,570)	(1,136)	(789)
Proceeds from issuance of shares through public offering	38,011	-	-
Underwriters' discounts and commissions and other public offering costs	(2,890)	-	-
Cash distributions - Common Stock	(5,630)	(2,714)	(3,590)
Cash distributions - Preferred Stock	(1,037)	(778)	(1,044)
Exercise of stock options	610	401	-
Repurchase of preferred stock, which was cancelled	-	-	(91)
Issuance of shares through dividend reinvestment plan	291	189	324
Net cash provided by (used in) financing activities	40,051	(846)	24,306
Net increase (decrease) in cash and cash equivalents	339	216	(9,178)
Cash and cash equivalents at beginning of year	2,285	2,069	11,247
Cash and cash equivalents at end of year	$ 2,624	$ 2,285	$ 2,069
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 6,015	$ 6,084	$ 4,464
Supplemental schedule of non cash investing and financing activities:			
Assumption of mortgage payable in connection with purchase of real estate	$ -	$ -	$ 9,015
Contribution of real property to unconsolidated joint venture	819	-	-
Mortgage taken back upon sale of real estate	260	-	-

SEE ACCOMPANYING NOTES



Notes to Consolidated Financial Statements

DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND BACKGROUND

One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-administered real estate investment trust ("REIT") which currently participates in net leasing transactions and has engaged in other real property transactions. The Company owns thirty-three properties and is a member of four joint ventures which own eleven properties. The forty-four properties are located in fifteen states.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of One Liberty Properties, Inc., its wholly-owned subsidiaries and a majority-owned limited liability company. Material intercompany items and transactions have been eliminated. The Company's investment in four less than majority owned joint ventures have been accounted for using the equity method. One Liberty Properties, Inc., its subsidiaries and the limited liability company are hereinafter referred to as the Company.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management believes that the estimates and assumptions that are most important to the portrayal of the Company's financial condition and results of operations, in that they require management's most difficult, subjective or complex judgments, form the basis of the accounting policies deemed to be most significant to the Company. These significant accounting policies relate to revenues and the value of the Company's real estate portfolio. Management believes its estimates and assumptions related to these significant accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on the Company's future financial condition or results of operations.

INCOME RECOGNITION

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Some of the leases provide for additional contingent rental revenue in the form of percentage rents and increases based on the consumer price index. The percentage rents are based upon the level of sales achieved by the lessee and are recorded once the required sales levels are reached.

DEPRECIATION

Depreciation of buildings is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 and one half years for residential properties.

DEFERRED FINANCING COSTS

Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations, which approximates the effective interest method.

FEDERAL INCOME TAXES

The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

Total distributions made during 2002 and 2001 included less than 1% attributable to capital gains, with the balance to ordinary income.

INVESTMENT IN EQUITY SECURITIES

The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each report date. At December 31, 2002, all marketable securities have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income in the stockholders' equity section.

The Company's investment in 30,048 common shares of BRT Realty Trust ("BRT"), a related party of the Company, (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,000 has a fair market value at December 31, 2002 of $398,000. The net unrealized holding gain of $301,000 is excluded from earnings. In addition, the Company has invested $83,000 in various other equity securities, which have a fair market value of $94,000 at December 31, 2002. The aggregate net unrealized holding gain of $11,000 on these investments is also excluded from earnings. At December 31, 2002, the cumulative unrealized gain of $312,000 on these investments is reported as accumulated other comprehensive income in the stockholders' equity section.

Realized gains and losses are determined using the average cost method. During 2002 and 2001, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

	2002	2001	2000
Sales proceeds	$ 344,000	$ 201,000	$ 156,000
Gross realized losses	$ (3,000)	$ (17,000)	$ (12,000)
Gross realized gains	$ 21,000	$ 3,000	$ -

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

MORTGAGES RECEIVABLE: The carrying amounts of the mortgages receivable approximate market due to the short term maturities of the loans.

NOTES RECEIVABLE - OFFICER: The carrying amount of the notes receivable reported on the balance sheet is their face value. The notes carry an interest rate equal to the prime rate and thus the outstanding balance approximates the fair value.

INVESTMENT IN EQUITY SECURITIES: Since these investments are considered "available-for-sale", they are reported in the balance sheet based upon quoted market prices.

MORTGAGES PAYABLE: At December 31, 2002, the estimated fair value of the Company's mortgages payable exceeded its carrying value by approximately $2,167,000, assuming a market interest rate of 7.25%.

LINE OF CREDIT: There is no material difference between the carrying amounts and fair value because the interest rate is at the prime rate.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

EARNINGS PER COMMON SHARE

Basic earnings per share was determined by dividing net income applicable to common stockholders for each year by the weighted average number of shares of Common Stock outstanding during each year.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. For the years ended December 31, 2002 and 2001, diluted earnings per share was determined by dividing net income applicable to common stockholders for each year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (29,977 and 16,498 shares for the years ended 2002 and 2001, respectively) using the treasury stock method. The Preferred Stock was not considered for the purpose of computing diluted earnings per share for the years ended December 31, 2002 and 2001 because their assumed conversion was antidilutive. For the year ended December 31, 2000, diluted earnings per share was determined by dividing net income by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (49,500 shares) plus the dilutive effect of the Company's Preferred Stock using the if-converted method.

Various options were not included in the computation of diluted earnings per share in 2001 and 2000 because the exercise price of these options was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

ACCOUNTING FOR LONG-LIVED ASSETS AND VALUATION ALLOWANCE ON REAL ESTATE OWNED

The Financial Accounting Standards Board issued Statement No. 144 "Accounting for the Impairment of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, Statement No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company adopted Statement No. 144 on January 1, 2002 and there was no material effect on the earnings or the financial position of the Company.

The Company reviews each real estate asset owned for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement is based upon the fair market value of the asset. Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis.

SEGMENT REPORTING

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information". Statement No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Virtually all of the Company's real estate assets are comprised of real estate owned that is net leased to tenants on a long-term basis. Therefore, the Company operates predominantly in one industry segment, and thus, Statement No. 131 did not have a material impact on that Company's financial statements.

INTANGIBLE ASSETS

On January 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets". This statement makes significant changes to the accounting for business combinations, goodwill and intangible assets. Among other provisions, Statement No. 142 requires that a portion of the purchase price of real estate acquisitions be assigned to the fair value of an intangible asset for above market operating leases or to an intangible liability for below market operating leases. Such intangible assets or liabilities are then required to be amortized into revenue over the remaining life of the respective leases. The adoption of this statement did not have an effect on the Company's results of operations or financial condition for the year ended December 31, 2002.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2002

GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT

On May 15, 2002, the Company adopted the Financial Accounting Standards Board Statement No. 145, which rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". There was no effect on the earnings or the financial position of the Company.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Financial Accounting Standards Board issued Statement No. 148 to amend Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. However, the Company has continued to account for options in accordance with the provision of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation are immediately effective for VIE's formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after June 15, 2003. Management has not yet determined whether any of its unconsolidated joint ventures represent variable interest entities pursuant to interpretation. Such determination could result in a change in the Company's consolidation policy related to such entities.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 3 – REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

During the period from September 9 through December 23, 2002, the Company purchased three properties in three states for a total consideration of $25,880,000, representing all 2002 property acquisitions. A first mortgage of $3,350,000 was placed on one of these properties.

The rental properties owned at December 31, 2002 are leased under noncancellable operating leases to corporate tenants with current expirations ranging from 2004 to 2038, with certain tenant renewal rights. The majority of lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2002 are as follows:

Year Ending December 31,	(In Thousands)
2003	$ 16,893
2004	17,428
2005	15,287
2006	14,835
2007	14,362
Thereafter	109,870
Total	$188,675

At December 31, 2002, the Company has recorded an unbilled rent receivable aggregating $3,207,000, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms over the next fifteen years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

For the years ended December 31, 2002 and 2001, one tenant generated revenues of 11.1% and 11.5% of the Company's total revenues. This tenant, who occupies an entire flex building, generated $1,746,000 in rental revenue per year. The initial term of the tenant's lease expires December 31, 2014.

SALES OF REAL ESTATE

In November and December 2002, the Company sold three properties for a total sales price of $580,000 and recognized a net loss of $29,000. The aggregate net income (loss) for the three properties sold was ($16,000), $114,000 and $36,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

In May and August 2001, the Company sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

In October 2000, the Company sold the thirteen locations it owned in Michigan that were net leased to Total Petroleum, Inc. The gross sales price was $12,000,000 which resulted in a gain of $3,603,000 for financial statement purposes. The Company did not realize a gain for federal income tax purposes on the sale in accordance with Internal Revenue Section 1031.

In February and May 2000, the Company sold two properties for a total sales price of $890,000 and recognized gains totaling $199,000.

NOTE 4 – PROVISION FOR VALUATION ADJUSTMENT

During the year ended December 31, 2000, the Company determined that the estimated fair value of two properties were lower than their carrying amounts and thus, the Company recorded a $125,000 provision for the differences. The $125,000 provision was recorded as a direct write-down of the respective investments on the balance sheet and depreciation was calculated using the new basis.



NOTE 5 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company is a member in four unconsolidated joint ventures which own and operate eleven properties. Summaries of the two most significant joint ventures in which the Company was designated the managing member under each joint venture operating agreement, are below.

In November 2001, the Company entered into a joint venture ("Joint Venture #1") with Greenwood Properties, Corp., an affiliate of the real estate equity group of Deutsche Bank AG, for the general purpose of acquiring, owning and financing megaplex movie theater properties. The Company invested approximately $6,300,000 for a 50% participation in the joint venture, which acquired a megaplex stadium-style movie theater. In April 2002, the Company sold one-half of its 50% interest in this joint venture to MTC Investors LLC, an unrelated entity ("MTC"), at a price which approximated our carrying amount. In April, May and August of 2002, the joint venture acquired four additional megaplex movie theaters for a total consideration of approximately $45,000,000, of which the Company's share was 25% or approximately $11,250,000. Venturers holding at least 75% of the aggregate membership interests in this joint venture must approve all material decisions, except property acquisitions which require unanimous approval.

On July 31, 2002, the joint venture closed on a $28,900,000 mortgage loan, which is secured by first mortgage liens on the first four megaplex stadium-style movie theaters acquired by the joint venture. The mortgage loan, which matures July 1, 2012, bears interest at 8.06% per annum. Monthly payments of principal and interest of $242,811 are required with approximately $20,000,000 due at maturity. The joint venture distributed $7,175,000 to the Company from the mortgage proceeds. The Company's investment in this movie theater joint venture, which is accounted for on the equity method, was approximately $7,267,000 and $6,345,000 at December 31, 2002 and 2001, respectively.

During July 2002, the Company contributed $1,700,000 to another joint venture ("Joint Venture #2") with MTC for the general purpose of acquiring, owning and financing movie theater properties. The Company has a 50% participation in the joint venture which purchased one partial stadium-style movie theater in August 2002 for a total purchase price of $9,700,000, including closing costs, of which $1,000,000 was held back pending completion by the tenant of specified building improvements. Simultaneous with the purchase, the Company acquired three mortgages secured by the movie theater property with remaining principal balances at December 31, 2002 totaling $6,260,000. At December 31, 2002 the mortgages with outstanding balances of $4,841,000, $975,000 and $444,000, bear interest at 9.5%, 10.25% and prime plus 1.25% (5.50%), respectively, and mature October 2004, April 2005 and April 2005, respectively. In December 2002, the joint venture acquired three stadium-style movie theaters for a total consideration approximating $31,000,000 of which the Company's share was 50%. The joint venture assumed a long-term mortgage in the approximate amount of $9,200,000 encumbering one of the properties and the balance was paid in cash.

The $9,200,000 mortgage bears interest at 8.94% through June 2017 and thereafter, the greater of 10.94% or the Treasury Rate plus two percentage points through the maturity date of March 1, 2022. Monthly payments of principal and interest of $77,994 are required through March 1, 2007 increasing approximately 8% every five years through maturity. The Company's investment in Joint Venture #2, which is accounted for on the equity method, was approximately $12,737,000 at December 31, 2002. Approval of both members of this joint venture is needed for all material decisions including property acquisitions.

The following tables present condensed financial statements for these two joint ventures at December 31, 2002 and for the year then ended (amounts in thousands):

Condensed Balance Sheets	Joint Venture #1	Joint Venture #2
Cash and cash equivalents	$ 596	$ 1,060
Real estate investments, net	56,711	40,091
Deferred financing costs	530 (A)	95
Other assets (B)	297	285
Total assets	$ 58,134	$ 41,531
Mortgage loans payable	$ 28,703	$ 15,472 (C)
Other liabilities	320	384
Equity	29,111	25,675
Total liabilities and equity	$ 58,134	$ 41,531

Condensed Statements of Operations	Joint Venture #1	Joint Venture #2
Revenues, primarily rental income	$ 4,952	$ 648
Depreciation and amortization	811	93
Mortgage interest	974	247 (C)
Operating expenses (D)	241 (E)	10
Total expenses	2,026	350
Net income attributable to members	$ 2,926	$ 298
Company's share of net income	$ 831	$ 149
Distributions received by the Company:		
From operations	$ 1,025	$ 50
From mortgage proceeds	$ 7,175	$ -

(A) Includes a .5% brokerage fee of $145 paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company.
(B) Includes unbilled rent receivable of $293 and $122, respectively.
(C) Includes three mortgages totaling $6,260 secured by one movie theater property that is due to the Company. Interest on these mortgages amounted to $231.
(D) Includes management fees of $44 and $4, respectively, paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company. The management fee is equal to 1% of rent paid by the tenants.
(E) Includes professional fees of $75 paid to the Company.

The two joint ventures not described above contributed $98,000 in equity earnings for the year ended December 31, 2002.



Some of Our Properties

MOVIE THEATER



RETAIL FACILITY



MOVIE THEATER



FLEX BUILDING


GE Clinical Services Inc.

RETAIL FACILITY



Not Part of the Notes to Consolidated Financial Statements



Industry Allocation of Real Estate Investments (1)

(AS OF DECEMBER 2002)



MOVIE THEATER
HEALTH & FITNESS
RETAIL
FLEX
(Office/Mixed Use)
RESIDENTIAL
OFFICE
INDUSTRIAL

(1) *Real estate investments include cost of land, buildings and improvements less accumulated depreciation plus investment in unconsolidated joint ventures at equity.*

Locations of Properties

CALIFORNIA
Norwalk

COLORADO
Greenwood Village

FLORIDA
Fort Myers
Jupiter
Miami
West Palm Beach

GEORGIA
Atlanta
Austell
Morrow
Tucker

ILLINOIS
Champaign

IOWA
Cedar Rapids
Ottumwa

LOUISIANA
Lake Charles
Shreveport

MICHIGAN
Grand Rapids (2)

NEW YORK
Batavia
Brooklyn (2)
Hamilton
Hauppauge
Henrietta
New Hyde Park
New York
Ronkonkoma
Selden

OHIO
Beavercreek
Columbus (2)

PENNSYLVANIA
Hanover

TENNESSEE
Chattanooga

TEXAS
El Paso
Houston (2)
Killeen
Lewisville
Live Oak
Lubbock
Mesquite
Plano
Rosenberg

WASHINGTON
Seattle

VIRGINIA
Roanoke



Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
Maine
VT
NH
MA
CT
RI
Wisconsin
Michigan
New York
South Dakota
Wyoming
Nevada
Utah
California
Colorado
Nebraska
Iowa
Illinois
Indiana
Ohio
Pennsylvania
NJ
DE
MD
Kansas
Missouri
W.VA
Virginia
Kentucky
North Carolina
Tennessee
South Carolina
Arizona
New Mexico
Oklahoma
Arkansas
Miss.
Ala
Georgia
Texas
LA.
Florida



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2002

NOTE 6 – DEBT OBLIGATIONS

MORTGAGES PAYABLE

At December 31, 2002, there are twenty-two outstanding mortgages payable, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of $119,871,000 before accumulated depreciation. The mortgages bear interest at rates ranging from 6.25% to 8.8%, and mature between 2003 and 2017. The weighted average interest rate was 7.9% and 8% for the years ended December 31, 2002 and 2001, respectively.

Scheduled principal repayments, including one mortgage that was renegotiated in February 2003 with a principal balance of approximately $1,700,000, during the next five years and thereafter are as follows:

Year Ending December 31,	(In Thousands)
2003	$ 9,969
2004	4,148
2005	9,428
2006	8,806
2007	4,949
2008 and thereafter	40,067
Total	$ 77,367

LINE OF CREDIT

In March 2000, the Company entered into an agreement with European American Bank ("EAB") to provide for a two year $15,000,000 revolving credit facility ("Facility"). EAB merged into Citibank NA and accordingly, Citibank, successor to EAB is hereafter referred to as the "Bank". The Facility provides that the Company pay interest at the Bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Facility expires on March 24, 2003.

On March 21, 2003, the Company closed on a new revolving credit facility for $30,000,000 ("New Facility") with Valley National Bank, Merchants Bank Division and Bank Leumi USA. The New Facility is for a term of two years. The New Facility provides that the Company pay interest at the bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Company immediately drew down $10,000,000 to pay off the existing outstanding balance on the credit line. The Company estimates fees to banks and closing costs of approximately $260,000 will be paid and amortized over the term of the loan.

The New Facility is guaranteed by all of the Company's subsidiaries which own unencumbered properties and the shares of all the subsidiaries are pledged as collateral. The Company has agreed that it and its affiliates (including entities that are participants in a Shared Services Agreement - see Note 9) will maintain on deposit with the Banks at least 10% of the average outstanding annual principal balance of take downs under the New Facility. If minimum balances are not maintained by the Company and its affiliates, a deficiency fee is charged to the Company.

The New Facility is available to finance the acquisition or financing of interests in commercial real estate. The Company is required to comply with certain covenants. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the New Facility if proceeds from the New Facility were used to purchase the property.

NOTE 7 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Preferred Stock has the following rights, qualifications and conditions: (i) a cumulative dividend preference of $1.60 per share per annum; (ii) a liquidation preference of $16.50 per share; (iii) a right to convert each share of Preferred Stock at any time into .825 of a share of Common Stock; (iv) redeemable by the Company at $16.50 per share and (v) one-half vote per share.

During the year ended December 31, 2000 the Company repurchased 6,600 shares of Preferred Stock for an aggregate consideration of $91,000.

NOTE 8 – PUBLIC OFFERING

On May 30, 2002, the Company sold 2,500,000 shares of common stock at $15.25 per share in a follow-on public offering, resulting in net proceeds of approximately $35,000,000.

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, Gould Investors L.P. ("Gould"), a related party, owned 667,397 and 542,397 shares of the common stock of the Company or 11.9% and 17.7% of the equity interest and held approximately 11.2% and 16% of the voting rights, respectively. The increase in shares owned by Gould results from Gould's purchase of 125,000 shares of One Liberty at a cost of $1,792,000 ($14.34 per share) during May 2002 in connection with the public offering described in Note 8. Gould's per share price was net of any underwriters' discounts and commissions.

Gould charged the Company $717,000 (including $125,000 attributable to time spent on the public offering), $351,000 and $272,000 during the years ended December 31, 2002, 2001 and 2000, respectively, for allocated general and administrative expenses and payroll based on time incurred by various employees pursuant to a Shared Services Agreement. The increases in each year were due primarily to legal and accounting services related to increased business activity. At December 31, 2002 and 2001, $173,000 and $42,000 remain unpaid and is reflected in accrued expenses on the balance sheet.

The Company paid a company controlled by the Chairman of the Board of Directors and certain officers of the Company 1% brokerage fees totaling $34,000, $136,000 and $200,000 during the years ended December 31, 2002, 2001 and 2000 relating to mortgages placed on one, two and three of the Company's properties, respectively. These fees were deferred and are being amortized over the lives of the respective loans. During the year ended December 31, 2002, this company was paid leasing commissions of

$16,000 and management fees of $15,000. During the years ended December 31, 2001 and 2000, this company was paid fees of $12,500 and $4,000, respectively, for supervision of improvements and repairs to properties and was paid a brokerage fee of $300,000 relating to the sale of the Total Petroleum properties during the year ended December 31, 2000.

In 1999 and 2000, the Company made loans aggregating $240,000 to its current president providing for an interest rate equal to the prime rate and maturing in December 2004. These loans are secured by shares of the Company purchased with the proceeds and personally guaranteed by him and his wife. The outstanding loan balance at December 31, 2002 is $166,000.

The minority partner of a limited liability company, which is consolidated within these financial statements, is the wife of the current president. This entity purchased the real estate owned by it in March 1998, prior to the current president being employed by the Company.

See Note 5 for other related party transactions involving the Company's unconsolidated joint ventures.

NOTE 10 – STOCK OPTIONS

On November 17, 1989, the directors of the Company adopted the 1989 Stock Option Plan. Stock options under the 1989 Stock Option Plan are granted at per share amounts at least equal to their fair market value at the date of grant. A maximum of 225,000 common shares were reserved for issuance under the 1989 Stock Option Plan, of which none are available for grant at December 31, 2002.

On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan). Incentive stock options are granted at per share amounts, at least equal to their fair market value at the date of grant, whereas for nonstatutory stock options the exercise price may be any amount determined by the Board of Directors. Options granted under the Plan will expire no later than ten years after the date on which the option is granted. The options granted under the Plans are cumulatively exercisable at a rate of 25% per annum, commencing six months after the date of grant, and expire five years after the date of grant. A maximum of 225,000 shares of common stock of the Company (which includes 100,000 additional shares which were approved by the Company's shareholders as an amendment to the Plan at the 2001 annual meeting of stockholders) are reserved for issuance to employees, officers, directors, consultants and advisors to the Company, of which 85,000 are available for grant at December 31, 2002.

Changes in the number of common shares under all option arrangements are summarized as follows:

	Year Ended December 31,		
	2002	2001	2000
Outstanding at beginning of period	202,600	177,500	128,000
Granted	-	57,500	49,500
Option prices	-	$ 12.19	$ 11.125
Exercisable at end of period	101,175	122,850	106,625
Exercised	(47,798)	(32,400)	-
Expired	(12,500)	-	-
Outstanding at end of period	142,302	202,600	177,500
Option price per share outstanding	$11.125-$14.50	$11.125-$14.50	$11.125-$14.50

As of December 31, 2002, the outstanding options had a weighted average remaining contractual life of approximately 1.86 years and a weighted average exercise price of $12.56.

The Company adopted Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The alternative fair value accounting provided for under FASB No. 123, "Accounting for Stock-Based Compensation", is not applicable because it requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk free interest rate of 3.80%, 4.06% and 5.22%, dividend yield of 10.21%, 10.07% and 11.03%, volatility factor of the expected market price of the Company's Common Stock based on historical results of .148, .141 and .135; and expected lives of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2001

Because the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company has elected not to present pro forma information for 2002, 2001 and 2000 because the impact on the reported net income and earnings per share is immaterial.

NOTE 11 – DISTRIBUTION REINVESTMENT PLAN

In May, 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a five percent discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 2002 and 2001, the Company issued 20,032 and 15,098 common shares, respectively, under the Plan.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business the Company is party to various legal actions which management believes are routine in nature and incidental to the operation of the Company's business. Management believes that the outcome of the proceedings will not have a material adverse effect upon the Company's consolidated statements taken as a whole.

NOTE 13 – INCOME TAXES (UNAUDITED)

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1983. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal, state and local income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal, state and local income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

Reconciliation Between Financial Statement Net Income and Federal Taxable Income:

The following table reconciles financial statement net income to federal taxable income for the years ended December 31, 2002, 2001 and 2000 (amounts in thousands):

	2002 Estimate	2001 Actual	2000 Actual
Net income	$ 5,880	$ 4,866	$ 7,932
Straight line rent adjustments	(901)	(831)	(669)
Financial statement gain on sale in excess of tax gain	(162)	(72)	(3,745)
Rent received in advance, net	292	(26)	127
Fee income subject to tax, not recorded for books	157	-	-
Financial statement provision for valuation adjustment	-	-	125
Financial statement depreciation in excess of tax	89	84	-
Other adjustments	6	14	(4)
Federal taxable income	$ 5,361	$ 4,035	$ 3,766

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction:

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2002, 2001 and 2000 (amounts in thousands):

	2002	2001	2000
Cash dividends paid	$ 7,607	$ 4,669	$ 4,634
Dividend reinvestment plan (1)	15	12	18
	7,622	4,681	4,652
Less: Dividends designated to prior years	(1,009)	(1,645)	(2,521)
Less: Spillover dividends (2)	(1,242)	-	-
Plus: Dividends designated from following year	-	1,009	1,645
Dividends paid deduction (3)	$ 5,371	$ 4,045	$ 3,776

(1) Amount reflects the 5% discount on the Company's common shares purchased through the dividend reinvestment plan.

(2) A portion of the dividend paid in January 2003 will be considered a 2003 dividend as it was in excess of the Company's accumulated earnings and profits through 2002.

(3) Dividends paid deduction is higher than federal taxable income in 2002, 2001 and 2000 so as to account for adjustments made to federal taxable income as a result of the alternative minimum tax.

NOTE 14 – SUBSEQUENT EVENT

On February 28, 2003, the Company acquired an additional real property, leased to a single retail tenant. The property was acquired for a purchase price of $2,555,000 with $1,250,000 paid in cash and the remainder through the assumption of a $1,305,000 mortgage. The basic term of the net lease expires in 2043 and provides for termination options beginning in 2013, with six months notice.



NOTE 15 – QUARTERLY FINANCIAL DATA (UNAUDITED):

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarter Ended				
	March 31	June 30	September 30	December 31	Total For Year
2002					
Revenues	$ 3,671	$ 3,814	$ 3,912	$ 4,308	$ 15,705
Net income	1,198	1,327	1,528	1,827	5,880
Net income applicable to common stockholders	939	1,068	1,269	1,567	4,843
Weighted average number of common shares outstanding:					
Basic	3,066	4,129	5,599	5,622	4,614
Diluted	3,101	4,168	5,624	5,644	4,644
Net income per common share:					
Basic	.31	.26	.23	.28	1.05(a)
Diluted	.30	.26	.23	.28	1.04(a)
2001					
Revenues	$ 3,784	$ 3,882	$ 3,798	$ 3,773	$ 15,237
Net income	1,186	1,163	1,303	1,214	4,866
Net income applicable to common stockholders	927	904	1,044	954	3,829
Weighted average number of common shares outstanding:					
Basic	3,010	3,016	3,020	3,030	3,019
Diluted	3,013	3,026	3,045	3,058	3,036
Net income per common share:					
Basic	.31	.30	.35	.32	1.27(a)
Diluted	.31	.30	.34	.31	1.26(a)

(a) Calculated on weighted average shares outstanding for the year.



Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
March 3, 2003, except for the line of credit information included in Note 6 as to which the date is March 21, 2003.

Stock Price Ranges and Cash Distributions by Quarter

(QUOTES FROM AMERICAN STOCK EXCHANGE)

COMMON STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 17.00	$ 17.50	$ 15.30	$ 15.47
December 31, 2002	Low	14.60	14.90	13.50	14.30
Cash distributions per share		.33	.33	.33	.33
Year Ended	High	$ 12.25	$ 13.98	$ 14.41	$ 15.00
December 31, 2001	Low	11.00	11.75	13.58	13.50
Cash distributions per share		.30	.30	.30	.30

PREFERRED STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 17.75	$ 17.50	$ 18.00	$ 18.25
December 31, 2002	Low	16.80	16.60	16.50	17.55
Cash distributions per share		.40	.40	.40	.40
Year Ended	High	$ 15.28	$ 17.10	$ 18.00	$ 17.80
December 31, 2001	Low	13.50	14.60	16.10	16.75
Cash distributions per share		.40	.40	.40	.40

Five Year Summary of Selected Financial Data

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
INCOME STATEMENT DATA					
Revenues	$ 15,705	$ 15,237	$ 12,669	$ 10,180	$ 10,133
Earnings before equity in earnings of unconsolidated joint ventures and (loss) gain on sale	4,813	4,671	4,142	4,753	5,286
Equity in earnings of unconsolidated joint ventures	1,078	83	-	-	-
Net (loss) gain on sale of real estate and available-for-sale securities	(11)	112	3,790	126	1,132
Net income	5,880	4,866	7,932	4,879	6,418
Calculation of net income applicable to common stockholders:					
Net income	5,880	4,866	7,932	4,879	6,418
Less: dividends and accretion on preferred stock	1,037	1,037	1,044	1,247	1,452
Net income applicable to common stockholders	$ 4,843	$ 3,829	$ 6,888	$ 3,632	$ 4,966
Weighted average number of common shares outstanding:					
Basic	4,614	3,019	2,993	2,960	2,297
Diluted	4,644	3,036	3,528	2,963	2,298
Net income per common share:					
Basic	$ 1.05	$ 1.27	$ 2.30	$ 1.23	$ 2.16
Diluted	$ 1.04	$ 1.26	$ 2.25	$ 1.23	$ 2.16
Cash distribution per share of:					
Common stock	$ 1.32	$ 1.20	$ 1.20	$ 1.20	$ 1.20
Preferred stock	$ 1.60	$ 1.60	$ 1.60	$ 1.60	$ 1.60
BALANCE SHEET DATA					
Total real estate investments, net	$140,437	$118,564	$121,620	$ 70,770	$ 59,831
Investment in unconsolidated joint ventures	23,453	6,345	-	-	-
Cash and cash equivalents	2,624	2,285	2,069	11,247	19,089
Total assets	179,609	132,939	128,219	85,949	82,678
Mortgages payable	77,367	76,587	64,123	35,735	29,422
Line of credit	10,000	-	10,000	-	-
Total liabilities	90,915	78,591	74,843	36,147	30,960
Total stockholders' equity	88,694	54,348	53,376	49,802	38,495
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	$ 8,344	$ 6,764	$ 5,840	$ 5,826	$ 5,810
Investing activities	(48,056)	(5,702)	(39,324)	(10,743)	(6,705)
Financing activities	40,051	(846)	24,306	(2,926)	18,378
Calculation of funds from operations applicable to common stockholders: (a)					
Net income	5,880	4,866	7,932	4,879	6,418
Add: depreciation of properties	2,617	2,584	2,113	1,478	1,184
Add: our share of depreciation of properties in unconsolidated joint ventures	268	16	-	-	-
Add: provision for valuation adjustment of real estate	-	-	125	-	157
Deduct: loss (gain) on sale of real estate	29	(126)	(3,802)	(62)	(1,102)
Deduct: preferred distributions	(1,037)	(1,037)	(1,044)	(1,168)	(1,294)
Funds from operations applicable to common stockholders	$ 7,757	$ 6,303	$ 5,324	$ 5,127	$ 5,363
Funds from operations per common share:					
Basic	$ 1.68	$ 2.09	$ 1.78	$ 1.46	$ 1.43
Diluted	$ 1.67	$ 2.08	$ 1.78	$ 1.46	$ 1.43

Note:

(a): Management considers Funds from Operations (FFO) as defined by the National Association of Real Estate Investment Trusts (NAREIT) to be an appropriate supplemental disclosure of operating performance for an equity REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO is presented to assist investors in analyzing our performance. However, our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash generated from operations as defined by Generally Accepted Accounting Principals (GAAP) and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered an alternative to net income for the purpose of evaluating our performance or to cash flows as a measure of liquidity. NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as extraordinary items under GAAP.



Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We are a self-administered REIT and we primarily own real estate that we net lease to tenants. As of December 31, 2002 we owned 33 properties and we are a member of four joint ventures that owned a total of 11 properties. Our 44 properties are located in 15 states.

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of ordinary taxable income to our shareholders. We intend to adhere to these requirements and to maintain our REIT status.

Our principal business strategy is to acquire improved, commercial properties subject to long-term net leases. We acquire properties for their value as long-term investments and for their ability to generate income over an extended period of time. We borrow funds on a secured and unsecured basis to finance the purchase of real estate and we intend to continue to do so in the future.

Our rental properties are generally leased to corporate tenants under operating leases substantially all of which are noncancellable. Substantially all of our lease agreements are net lease arrangements that require the tenant to pay not only rent, but also substantially all of the operating expenses of the leased property including maintenance, taxes, utilities and insurance. A majority of our lease agreements provide for periodic rental increases and certain of our other leases provide for increases based on the consumer price index.

In the latter part of 2001 and in 2002, we entered into two joint ventures organized for the purpose of acquiring and owning megaplex stadium-style movie theaters. We own a 25% equity interest in the first joint venture organized for this purpose and a 50% equity interest in the second joint venture organized for this purpose. These joint ventures have acquired one partial stadium-style movie theater and eight megaplex stadium-style movie theaters for a total consideration of $97.7 million. Our equity investment in these ventures at December 31, 2002 was $20 million, net of distributions from the joint ventures.

Venturers holding at least 75% of the aggregate membership interests in both these joint ventures must approve all material decisions, except for property acquisitions which require unanimous approval. Under the joint venture operating agreements, we receive an acquisition fee from each venture equal to 0.5% of the purchase price of each property acquired by the joint venture, other than the initial property acquired in 2001. In addition, Majestic Property Management Corp., a company owned by our chairman of the board and in which certain of our executive officers are officers, will receive a management fee equal to 1% of all rents received by the joint ventures from single-tenant properties and a management fee equal to 3% of all rents received by the joint ventures from multi-tenant properties. Majestic will receive leasing and mortgage brokerage fees at any property owned by the joint ventures at a rate equal to 80% of the then market cost. Majestic will also receive a construction supervision fee equal to 8% of the cost of any capital improvements to a joint venture owned property and a sales commission equal to 1% of the sales price of any properties that are sold.

In February 2002, we contributed our leasehold interest in an industrial property in Miami, Florida to a joint venture with the owners of the fee estate in that property in exchange for an approximately 36% interest in the joint venture. In December 2002, we invested $2.4 million for a 50% interest in a joint venture which owns a free standing retail property located in Shreveport, Louisiana.

At December 31, 2002, excluding mortgages payable of our unconsolidated joint ventures, we had 22 outstanding mortgages payable, aggregating $77.4 million in principal amount, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of approximately $119.9 million before accumulated depreciation. The mortgages bear interest at fixed rates ranging from 6.25% to 8.8%, and mature between 2003 and 2017.

Results of Operations

2002 VS 2001

REVENUES

Our revenues consist primarily of rental income from tenants in our rental properties. In the latter part of 2001 we identified megaplex movie theaters, particularly stadium-style movie theaters, as an attractive investment opportunity and made a business judgment to invest in this class of assets with joint venture partners. Our equity investment in movie theater joint ventures was $20 million at December 31, 2002, net of distributions from the joint ventures. In February 2002 we contributed our leasehold position in an industrial building to a joint venture organized by us with the owners of the fee estate of the property and in December 2002, we invested $2.4 million in a joint venture which owns one free standing retail property.

Investments by us in 2002 in joint venture activities, particularly in the movie theater joint ventures, rather than solely in properties owned by us, and the contribution of our leasehold position in an industrial property to a joint venture, were the major reasons for a decrease in rental income of $174,000, or 1%, to $14.9 million for the year ended December 31, 2002 from $15.1 million for the year ended December 31, 2001. Rental income also decreased as a result of the sale of three retail properties and the vacancy of two retail properties in 2002. Rental income was positively impacted by rent increases at five of our properties and from rental income earned on three properties acquired by us between September 2002 and December 2002.

Interest and other income increased by $642,000, or 349%, from $184,000 for the year ended December 31, 2001 to $826,000 for the year ended December 31, 2002. Approximately $268,000 of this increase was due to net acquisition fees received by us from the movie theater joint ventures. The net acquisition fees, calculated pursuant to our joint venture agreements at 0.5% of the purchase price of eight properties acquired during 2002, reflects a reduction based on our proportionate share of ownership in the joint ventures. Interest earned on three mortgages, totaling approximately $6.3 million, acquired by us during August 2002 in connection with the acquisition by one of our joint ventures of an eight screen partial stadium-style theater accounted for $231,000 of the increase in interest and other income. To a lesser extent, this increase is due to the investment in cash equivalents and treasury bills of the balance of the net proceeds received from our May 2002 public offering.

Our equity in the earnings of unconsolidated joint ventures, totaling $1,078,000 in 2002 ($83,000 in 2001), more than exceeded the $174,000 decrease in rental revenues in 2002. Our equity in earnings of unconsolidated joint ventures consists of $980,000 in 2002 from the nine movie theater properties owned by our two movie theater joint ventures. In 2002 our movie theater joint ventures owned one movie theater for the entire year, with the other eight theaters being acquired at various times between April 2002 and December 2002. In 2001 our movie theater joint ventures owned one theater for less than two full months. In 2002 we also recognized $133,000 as our equity share in the earnings of the joint venture organized in February 2002 that owns an industrial building in Miami, Florida. The other joint venture we participate in was organized in December 2002 and recorded a loss of $35,000 in 2002 due to costs incurred in organizing the venture.

We will continue to acquire, solely for our own account, improved commercial properties in accordance with our business and investment strategies. We anticipate that the acquisition of megaplex movie theaters will be made through the existing or newly organized joint ventures, and we may from time to time acquire properties with joint venture partners.



EXPENSES

Interest-mortgages payable increased by $154,000, or 2.7%, to $6 million for the year ended December 31, 2002 from $5.8 million for the year ended December 31, 2001. This increase resulted from mortgages placed on two properties during March and April 2001, and was offset in part by the payoff of two mortgage loans (totaling $1.3 million) during June 2002.

Interest-line of credit decreased by $196,000, or 78.4%, to $54,000 for the year ended December 31, 2002 from $250,000 for the year ended December 31, 2001. This decrease resulted from our repayment of all of the outstanding indebtedness under our line of credit during 2001. We subsequently borrowed $6 million under our line of credit during May 2002, which was used for our contribution to one of our joint ventures for the purchase of two movie theaters. The borrowing was repaid with a portion of the proceeds received from our public offering completed in May 2002. We subsequently borrowed $10 million under our line of credit during December 2002, which was used to purchase a property.

Leasehold rent expense decreased by $265,000, or 91.7% to $24,000 for the year ended December 31, 2002 from $289,000 for the year ended December 31, 2001. This rent expense was payable on the leasehold interest position that we contributed during February 2002 to a joint venture in which we hold an approximately 36% interest. Therefore, effective February 2002, we no longer paid leasehold rent.

General and administrative expenses increased $539,000, or 47.4%, to $1.68 million for the year ended December 31, 2002 from $1.14 million for the year ended December 31, 2001. This increase was primarily due to a $368,000 increase in payroll and payroll expenses, including approximately $242,000 for executive and support personnel, primarily for legal and accounting services, allocated to us pursuant to a Shared Services Agreement between us and related entities. The increase in the allocated payroll expenses resulted from an increase in our level of business activity, primarily property acquisition activity. The increase in payroll expenses is also due to compensation and fees approved by our compensation committee and board of directors and recorded during the year ended December 31, 2002 as follows: an increase of $50,000 in the base salary and a bonus of $50,000 to our president and chief executive officer and a fee of $50,000 per annum to the chairman of our board of directors. The balance of the increase in general and administrative expenses is due to a number of items including public company expenses, professional fees, travel, franchise taxes and minor increases in several other categories of general and administrative expenses. These increases were offset in part by the receipt by us of $75,000 from one of our movie theater joint ventures as partial reimbursement of legal services allocated to us under the Shared Services Agreement, for movie theater acquisitions and mortgage financing.

On May 30, 2002, we sold 2.5 million shares of Common Stock in a follow-on public offering. Allocated payroll and payroll related expenses, primarily for legal and accounting services resulting from time expended by various executive and administrative personnel in connection with the preparation and filing of a Registration Statement on Form S-2, declared effective by the SEC on May 24, 2002, have been included in the line item "Public Offering Expenses" for the year ended December 31, 2002, all of which are nonrecurring.

Real estate expenses decreased by $7,000, or 3.9%, to $174,000 for the year ended December 31, 2002 from $181,000 for the year ended December 31, 2001. This decrease was primarily due to the write off of a leasing commission and non-recurring landlord repairs during 2001.

2001 VS 2000

REVENUES

Revenue consists primarily of rental income from tenants in our rental properties. Rental income increased by $2.8 million, or 22.8%, to $15.1 million for the year ended December 31, 2001 from $12.3 million for the year ended December 31, 2000. Rental income increased for 2001 as a result of the addition of rental income for the full year from eight properties which were acquired at various times during 2000. The increase in rental income for 2001 was partially offset by an $878,000 reduction in rental income as a result of the sale of 13 properties in October 2000.

Interest and other income decreased by $152,000, or 45.2%, to $184,000 for the year ended December 31, 2001 from $336,000 for the year ended December 31, 2000. This decrease was due to a reduction in interest earned on cash and cash equivalents available for investment because cash and cash equivalents were used during 2000 to fund property acquisitions.

In November 2001 we entered into a joint venture which acquired a stadium-style movie theater in Norwalk, California. In 2001 we recognized $83,000 as our 50% equity share in the earnings of this unconsolidated joint venture.

EXPENSES

Depreciation and amortization expense increased by $544,000, or 22.7%, to $2.9 million for the year ended December 31, 2001 from $2.4 million for the year ended December 31, 2000. This increase resulted primarily from depreciation recorded on the eight properties acquired during 2000. The increase was partially offset by a decrease in depreciation resulting from the sale of 15 properties during 2000.

Interest-mortgages payable increased by $1.5 million, or 34.9%, to $5.8 million for the year ended December 31, 2001 from $4.3 million for the year ended December 31, 2000. This increase resulted from mortgages placed on seven properties acquired during 2000.

Interest-line of credit decreased by $90,000, or 26.5%, to $250,000 for the year ended December 31, 2001 from $340,000 for the year ended December 31, 2000. This decrease resulted from reduced borrowings under our credit facility as a result of our repayment of all of the indebtedness under our line of credit during 2001. This indebtedness was incurred to facilitate the purchase of several properties during 2000 and was repaid using the proceeds from mortgage financings on two properties purchased in December 2000.

General and administrative expenses increased by $47,000 for the year ended December 31, 2001 from $1.1million for the year ended December 31, 2000. This increase was primarily due to an increase in payroll and payroll related expenses and advertising and promotional expenses resulting from an increase in our level of business activity.

Real estate expenses increased by $114,000, or 170.1%, to $181,000 for the year ended December 31, 2001 from $67,000 for the year ended December 31, 2000. This increase was primarily due to the write-off of leasing commissions, non-recurring landlord repairs and certain real estate expenses and taxes not rebilled to tenants. The results of operations for 2000 included a refund of real estate taxes received during that period.

During the year ended December 31, 2000, we determined that the estimated fair value of two properties was lower than their carrying amounts and therefore, we recorded a provision for valuation adjustment of real estate for the differences of $125,000. This fair value was determined using projected undiscounted cash flows based on our determination and analysis of market conditions in the geographic areas in which these properties are located, including current rental rates, the location of the properties and occupancy levels of similar properties in the surrounding area. Both properties are single tenant locations where an indication was given that neither tenant would renew its lease on its expiration date at the end of 2001 and 2002, respectively. The $125,000 provision was recorded as a direct write-down of the respective investments on the balance sheet and depreciation was calculated using the new basis. There was no comparable adjustment during 2001.



Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

GAIN ON SALE OF REAL ESTATE

Gain on sale of real estate decreased by $3.6 million, or 96.7%, to $126,000 for the year ended December 31, 2001 from $3.8 million for the year ended December 31, 2000. This decrease was due to fewer sales of real estate in 2001. In 2001 we sold two properties, in which the gain of $172,000 from our August 2001 sale was offset in part by a $46,000 loss from our May 2001 sale. In 2000, we sold 15 properties, including 13 Total Petroleum Properties, Inc. locations which resulted in a gain of $3.6 million for financial statement purposes, as well as a gain of $43,000 on the sale of a property in May 2000 and a gain of $156,000 on the sale of a property in February 2000.

Liquidity and Capital Resources

We had cash and cash equivalents of $2.6 million at December 31, 2002. Our primary sources of liquidity are cash and cash equivalents, our revolving credit facility and cash generated from operating activities. On March 21, 2003 we entered into a new credit agreement with Valley National Bank, Merchants Bank Division and Bank Leumi, USA for a $30 million revolving credit facility. This facility, which replaced a $15 million revolving credit facility, is available to us to pay down existing mortgages, to fund the acquisition of additional properties or to invest in joint ventures. The facility matures on March 21, 2005. Borrowings under the facility bear interest at the bank's prime rate, currently 4.25%, and there is an unused facility fee of one-quarter of 1% per annum. Net proceeds received from the sale or refinancing of properties are required to be used to repay amounts outstanding under the facility if proceeds from the facility were used to purchase or refinance the property. The facility is guaranteed by our subsidiaries that own unencumbered properties and is secured by the outstanding stock of subsidiary entities. There is currently $10 million outstanding under the facility. The $10 million was borrowed to repay the same amount outstanding under our old credit facility.

On February 28, 2003, we acquired a retail property for a purchase price of approximately $2.6 million. A portion of the purchase price was paid in cash and a portion by the assumption of a pre-existing mortgage of approximately $1.3 million.

We, on our own behalf and on behalf of our joint ventures, are involved in various stages of negotiation with respect to the acquisition of additional net leased properties, but have not entered into agreements to purchase any additional properties. The megaplex movie theater joint ventures will only acquire movie theater properties. We will use the cash provided from operations, cash provided from mortgage financings, including distributions from joint ventures resulting from their mortgage financings, and our credit facility to fund any additional acquisitions. The megaplex movie theater joint ventures have filed mortgage applications with an institutional lender for mortgage loans aggregating $17.6 million secured by the three unencumbered properties owned by the ventures. The mortgage loans on the Brooklyn movie theater property, which are owned by us and on which there is $6.3 million outstanding, are being refinanced. After completion of these financings, of which there is no assurance, we will receive approximately $13 million, including a payoff of the mortgages on the Brooklyn theater held by us.

The following sets forth our contractual cash obligations as of December 31, 2002, all of which relate to interest and amortization payments and balances due at maturity under outstanding mortgages secured by our properties, for the periods indicated (amounts in thousands):

Due within 1 year	$ 15,686
Due 1 to 3 years	23,252
Due 4 to 5 years	21,044
Due after 5 years	51,627

As of December 31, 2002, we had outstanding approximately $77.4 million in long-term mortgage indebtedness (excluding mortgage indebtedness of our unconsolidated joint ventures), all of which is non-recourse (subject to standard carve-outs). We expect that debt service payments of approximately $19 million due in the next three years will be paid primarily from cash generated from our operations. We anticipate that loan maturities of approximately $20 million due in the next three years will be paid primarily from mortgage financings or refinancings. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, our cash flow will not be sufficient to repay all maturing debt when payments become due, and we may be forced to sell additional equity or dispose of properties on disadvantageous terms.

We had no outstanding contingent commitments, such as guarantees of indebtedness, or any other contractual cash obligations at December 31, 2002.

CASH DISTRIBUTION POLICY

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our shareholders. It is our current intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to federal income and excise taxes on our undistributed taxable income (i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder).

It is our intention to pay to our stockholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including gains from the sale of real estate and recognized gains on the sale of securities. It will continue to be our policy to make sufficient cash distributions to stockholders in order for us to maintain our REIT status under the Internal Revenue Code.

Significant Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to an understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include:

REVENUES

Our revenues, which are substantially derived from rental income, include rental income that our tenants pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of each lease. Since many of our leases provide for rental increases at specified intervals, straight line basis accounting requires us to record as an asset and include in revenues, unbilled rent receivables which we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, our management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant is engaged and economic conditions in the area in which the property is located. In the event that the collectability of an unbilled rent receivable is in doubt, we would be required to take a reserve against the receivable or a direct write off of the receivable, which would have an adverse affect on net income for the year in which the reserve or direct write off is taken and would decrease total assets and stockholders' equity. At December 31, 2002, management has not taken a reserve or direct write off against the unbilled rent receivable of $3.2 million.

VALUE OF REAL ESTATE PORTFOLIO

We review our real estate portfolio on a quarterly basis to ascertain if there has been any impairment in the value of any of our real estate assets in order to determine if there is any need for a provision for valuation adjustment. In reviewing the portfolio, we examine the type of asset, its location, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence that may have been had with the tenant, including property inspection reports. We also ascertain appropriate capitalization rates for the real estate asset in the area in which the property is located and apply such capitalization rate to the net operating income derived from that asset. We do not obtain any independent appraisals in determining value but rely on our own analysis and valuations. Any provision taken with respect to any part of our real estate portfolio will reduce our net income and reduce assets and stockholders' equity to the extent of the amount of the valuation allowance, but it will not affect our cash flow until such time as the property is sold. There were no valuation adjustments recorded in 2002 and 2001.

CERTAIN RELATIONSHIPS AND ALLOCATED EXPENSES

We note the following relationships:

Fredric H. Gould, Chairman of our Board, is Chairman of the Board of BRT Realty Trust, a mortgage lending REIT, Chairman of the Board and sole shareholder of the managing general partner of Gould Investors L.P. and sole member of a limited liability company which is also a general partner of Gould Investors L.P.; Matthew J. Gould, a Senior Vice President and Director is a Senior Vice President and Trustee of BRT Realty Trust and President of the managing general partner of Gould Investors L.P.; and Jeffrey A. Gould, a Senior Vice President and Director is President, Chief Executive Officer and a Trustee of BRT Realty Trust and a Vice President of the corporate managing general partner of Gould Investors L.P. Gould Investors L.P. owns, as of this date, 11.8% of our outstanding common stock and 11.1% of our voting rights. In addition, David W. Kalish, Simeon Brinberg, Mark H. Lundy and Israel Rosenzweig, executive officers of our company are also executive officers of BRT Realty Trust and of the corporate managing general partner of Gould Investors L.P. Arthur Hurand, one of our Directors is a Trustee of BRT Realty Trust. Finally, we own 30,048 common shares of BRT Realty Trust, which is less than 1% of its total voting power.

Our company and related entities, including Gould Investors L.P. and BRT Realty Trust, occupy common office space and use certain personnel in common. In 2002, we were allocated $717,000 (including $125,000 attributable to time spent on our public offering completed in May 2002) of common general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services. This amount includes an aggregate of $421,800 allocated to us for services (including legal and accounting), performed by seven executive officers who are not engaged by us on a full time basis. In addition, $27,300 was paid to Brinberg & Lundy, a partnership in which Messrs. Brinberg and Lundy are partners, for services rendered by Mark H. Lundy in connection with our involvement in the joint ventures. The fees paid to Brinberg & Lundy were capitalized. The allocation of common general and administrative expenses is computed pursuant to a Shared Services Agreement on a quarterly basis and is based on the time devoted by executive, administrative and clerical personnel to the affairs of each participating entity.

In 2002 we paid Majestic Management Property Corp., a company in which we have no ownership interest, which is 100% owned by the Chairman of our Board of Directors and in which certain of our executive officers are officers, brokerage fees totaling $33,500 relating to a mortgage in the principal amount of $3.35 million placed on one of our properties. In addition, for the year ended December 31, 2002, we paid this company leasing commissions of $16,000 and management fees of $15,000 relating to properties which we own. The fees paid to this entity were approved by the members of our Board of Directors, including a majority of the independent directors, and were based on the fees which would be charged by unaffiliated persons for comparable services in the geographic area in which the properties for which the fees were paid are located. Our Board of Directors intended that the fees paid to related parties would not be greater than the fees which would have been paid to unaffiliated persons for comparable services.

A management fee equal to 1% of the rent paid by our megaplex joint venture tenants is paid to Majestic Property Management Corp. under management agreements negotiated by Majestic Property Management Corp. with the joint ventures and our joint venture partners. The total management fee for 2002 was $48,000. In addition, a brokerage fee of $144,500 relating to a mortgage in the principal amount of $28.9 million was paid to Majestic Property Management Corp. by the movie theater joint venture in which we have a 25% equity interest.

Mrs. Jeffrey Fishman, wife of our President and Chief Executive Officer is currently a 5% equity owner in Elpans LLC, a limited liability company that owns our property in Brooklyn, NY. Elpans LLC was formed, and Mrs. Fishman acquired her interest in Elpans LLC, prior to the time Mr. Fishman became an employee.

During December 1999 and January and February of 2000, we made three loans aggregating $240,000 to Mr. Fishman. These loans are evidenced by promissory notes, bear interest at the prime rate and mature in December 2004. The loans are secured by the shares of our common stock that were purchased with the proceeds of the loans and are personally guaranteed by Mr. Fishman and his wife. These loans were made for the express purpose of providing funds to Mr. Fishman for the purchase of shares of our common stock in the open market and they were agreed by us during negotiations pertaining to Mr. Fishman's employment with us as our president and chief operating officer. As of December 31, 2002, $166,000 was outstanding under the loans.

Qualitative and Quantitative Disclosures About Market Risk

All of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

Year Ending December 31,	Scheduled Principal Repayments (In Thousands)	Average Interest Rate
2003	$ 9,969	7.84%
2004	4,148	7.88%
2005	9,428	7.91%
2006	8,806	7.88%
2007	4,949	7.86%
Thereafter	40,067	7.91%
Total	$ 77,367	7.89%
Fair Value	$ 79,534	7.25%



Board of Directors and Officers

Fredric H. Gould
Chairman of the Board of Directors; Chairman of the Board of Trustees of BRT Realty Trust; President of REIT Management Corp., Advisor to BRT Realty Trust; Chairman of Georgetown Partners, Inc., Managing General Partner of Gould Investors L.P.; Director of EastGroup Properties, Inc.

Marshall Rose
Director; Real Estate Developer; Chairman of The Georgetown Group, Inc.; Director of Estee Lauder, Inc.; Chairman Emeritus of The New York Public Library; Vice Chairman of the Board of Lincoln Center for the Performing Arts.

Joseph A. Amato*
Director; Real Estate Developer; Managing Partner of the Kent Companies.

Charles L. Biederman*
Director; Real Estate Developer; Principal-Sunstone Hotel Investors, LLC.

Arthur Hurand
Director; Private Investor; Trustee of BRT Realty Trust.

James J. Burns*
Director; Senior Vice President and Chief Financial Officer of Wellsford Real Properties, Inc.; Director of Cedar Income Fund Ltd.

Patrick J. Callan Jr.
Director; Vice President of Real Estate of Kimco Realty Corporation.

Jeffrey A. Gould
Director; Senior Vice President; Trustee, President and Chief Executive Officer of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Matthew J. Gould
Director; Senior Vice President; President of Georgetown Partners, Inc.; Vice President of REIT Management Corp; Senior Vice President of BRT Realty Trust.

Jeffrey Fishman
President and Chief Executive Officer.

David W. Kalish
Senior Vice President and Chief Financial Officer; Senior Vice President-Finance of BRT Realty Trust; Vice President and Chief Financial Officer of Georgetown Partners, Inc. and REIT Management Corp.

Simeon Brinberg
Senior Vice President; Senior Vice President and Secretary of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Israel Rosenzweig
Senior Vice President; Senior Vice President of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.; Director of Nautica Enterprises, Inc.

Lawrence G. Ricketts
Vice President, Acquisitions.

Seth Kobay
Vice President and Treasurer; Vice President and Treasurer of BRT Realty Trust; Vice President of Operations of Georgetown Partners, Inc.

Karen Dunleavy
Vice President, Financial; Treasurer of Georgetown Partners, Inc.

Mark H. Lundy
Vice President and Secretary; Vice President of BRT Realty Trust; Vice President of Georgetown Partners, Inc.

Richard M. Figueroa
Vice President and Assistant Secretary; Vice President of Georgetown Partners, Inc.

Alysa Block
Assistant Treasurer; Assistant Treasurer of BRT Realty Trust.

**Member of the Audit and Compensation Committees*

EXECUTIVE OFFICES
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021
516-466-3100

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038
212-936-5100
800-937-5449

AUDITORS
Ernst & Young LLP
5 Times Square
New York, NY 10036


ONE LIBERTY PROPERTIES, INC.

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Suite 303, Great Neck, NY 11021 or by accessing our web site.

WEB SITE
www.onelibertyproperties.com

STOCK LISTING
Symbols: OLP
OLP Pr
American Stock Exchange

ANNUAL MEETING
The annual meeting will be held on June 23, 2003 at the Company's Executive Offices at 9:00 a.m.

DISTRIBUTIONS
Distributions are paid on the first business day of January, April, July and October.

One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021
516 · 466 · 3100
www.onelibertyproperties.com